EXHIBIT 99.1

TRILOGY INTERNATIONAL PARTNERS INC. ANNOUNCES COMPLETION OF INITIAL DISTRIBUTION TO SHAREHOLDERS OF C$150 MILLION

Bellevue, Washington, June 27, 2022 – Trilogy International Partners Inc. (“Trilogy” or the “Company”) (TSX: TRL), an international wireless and fixed broadband telecommunications operator, today announced the completion of a return of capital distribution to the holders of common shares of the Company (the “Common Shares”) pursuant to a Plan of Liquidation adopted by the board of directors of the Company (the “Board”) on June 10, 2022.

The return of capital distribution was in the aggregate amount of C$150,000,000 (or approximately US$120 million), which represents approximately C$1.69 per Common Share. Shareholders of record outside of Canada received the distribution in United States dollars in an amount reflecting the foreign exchange rate in connection with the distribution.

This initial and primary distribution of net cash proceeds follows the previously announced completion of the sale of Trilogy’s New Zealand subsidiary, Two Degrees Group Limited (“2degrees”), on May 19, 2022, at an equity value of NZ$1.315 billion based on an implied enterprise value of NZ$1.70 billion inclusive of lease liabilities. At closing, net of payments to minority shareholders, settlement of 2degrees options and reductions for certain transaction related costs, the Company received approximately NZ$905 million, exclusive of the Company’s share of NZ$30 million that is held in escrow to secure the possible payment of certain potential indemnification and other claims through the first anniversary of the closing.

As an initial use of proceeds from the sale, Trilogy prepaid all of its outstanding indebtedness including related accrued interest. The prepayments were completed in May in amount of approximately US$450 million and satisfied the outstanding indebtedness and accrued interest under its subsidiary's existing 8.875% senior secured notes and 10% promissory notes along with its 13.5% bridge loans. The prepayment of indebtedness followed the settlement of the previously disclosed hedge contract whereby the Company converted sale proceeds of NZ$673 million into US$450 million at the contractual exchange rate of 0.669.

As previously disclosed, the ultimate amount of further shareholder distributions will be subject to certain factors, including the amount of escrow proceeds that are released to the Company when the escrow terminates in late May 2023, fluctuations in foreign currency exchange rates and costs associated with the dissolution of the Company.

About Trilogy International Partners Inc.

Trilogy International Partners Inc. is a wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz.

Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. For more information, visit www.trilogy-international.com.

Cautionary Statements

This press release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America.  Forward-looking information and forward-looking statements include, but are not limited to, statements regarding the amount and timing of further distributions to shareholders and the eventual dissolution of the Company. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

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Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this press release are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to currency exchange rates, anticipated costs associated with the dissolution of the Company and the amount of the escrowed proceeds that are released to the Company. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to Trilogy could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Such risks and uncertainties include but are not limited to those that relate to the movement in foreign currency exchange, anticipated costs associated with the dissolution of the Company and the amount of the escrowed proceeds that are released to the Company.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this press release, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this press release. Please see our continuous disclosure filings available under Trilogy’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this press release represent our expectations as of the date of this press release. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investor Relations Contacts Ann Saxton 425-458-5900 Ann.Saxton@trilogy-international.com Vice President, Investor Relations & Corporate Development	Erik Mickels 425-458-5900 Erik.Mickels@trilogy-international.com Senior Vice President, Chief Financial Officer

Trilogy Media Contact Ann Saxton 425-458-5900 Ann.Saxton@trilogy-international.com Vice President, Investor Relations & Corporate Development

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